UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(MARK ONE)
☑   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
Commission file number 1-11178
Full title of the plan and the address of the plan, if different from that of the issuer named below:
REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
REVLON, INC.
237 Park Avenue
New York, N.Y. 10017
212-527-4000

REVLON EMPLOYEES’ SAVINGS, INVESTMENT
AND PROFIT SHARING PLAN
December 31, 2008 and 2007

EXHIBITS	Description
23-1	Consent of Independent Registered Public Accounting Firm

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of the
Revlon Employees’ Savings, Investment and Profit Sharing Plan:
We have audited the accompanying Statements of Net Assets Available for Benefits of the Revlon Employees’ Savings, Investment and Profit Sharing Plan (the “Plan”) as of December 31, 2008 and 2007 and the related Statement of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of Revlon Consumer Products Corporation, the Plan’s sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the Plan’s basic financial statements taken as a whole. The accompanying supplemental schedule, Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s sponsor. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the Plan’s basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the Plan’s basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 23, 2009

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2008 and 2007
(Dollars in thousands)

	2008	2007
Investments:
Equity securities	$763	$1,271
Mutual funds	64,583	106,299
Money market funds	1	—
Stable value fund (Note 4)	25,723	25,645
Loans to participants	2,482	2,601

Net investments	93,552	135,816

Receivables:
Employer contributions	81	—
Employee contributions	231	—
Accrued interest	6	—

Total receivables	318	—

Adjustment from fair value to contract value for fully benefit-responsive investment contracts in stable value fund (Note 4)	1,044	194

Net assets available for benefits	$94,914	$136,010

See Accompanying Notes to the Plan’s financial statements

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2008
(Dollars in thousands)

2008
Additions (reductions) to net assets attributable to:
Investment income:
Dividends	$4,671
Interest	206
Net depreciation in fair value of investments	(44,518)

Total investment income	(39,641)

Contributions:
Employees	7,970
Employer matching	2,730

Total contributions	10,700

Total reductions	(28,941)

Deductions from net assets attributable to:
Distributions and withdrawals	(12,130)
Loan fees	(25)

Total deductions	(12,155)

Decrease in net assets available for benefits	(41,096)
Net assets available for benefits:
Beginning of year	136,010

End of year	$94,914

See Accompanying Notes to the Plan’s financial statements

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 1	Description of the Plan

The following description of the Revlon Employees’ Savings, Investment and Profit Sharing Plan, as amended (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a definitive and more complete description of the Plan’s provisions, which prevail in all cases.

	(a)	General

The Plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is sponsored by Revlon Consumer Products Corporation, a Delaware corporation (hereafter, “Products Corporation” and together with its participating subsidiaries, the “Company”). Effective January 1, 1997, a profit sharing component was added to the Plan, under which eligible employees could receive a contribution from the Company, provided certain financial objectives established by the Company at the beginning of a Plan year are met. (See Note 10, “Subsequent Event”).

	(b)	Administration of the Plan

The Plan Administrator is Products Corporation.

Pursuant to the Plan, Products Corporation’s Board of Directors has appointed an Administrative Committee, which is responsible for directing the Plan’s administrative activities. An Investment Committee, also appointed by Products Corporation’s Board of Directors, oversees the investment and reinvestment of the assets in the Plan’s trust fund. The Investment Committee has appointed New England Pension Consultants, an independent registered financial advisor, as a financial advisor and a Plan fiduciary to advise the Plan’s Investment Committee regarding the selection of the funds available to participants under the Plan.

In 2008 and 2007, the Plan’s investment manager and record-keeper for the Plan’s assets was Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”), and the Plan’s trustee was Fidelity Management Trust Company (“Fidelity Trust”).

	(c)	Contributions

Eligible employees may participate in the Plan by contributing, through payroll deductions (on either a pre-tax or post-tax basis), up to 25% of their eligible compensation, subject to certain IRS rules concerning income ceiling limitations and certain maximum contribution restrictions. Highly compensated employees (which for 2008 included employees with annual earnings of $100,000 or more earned in 2007) were restricted to a maximum contribution of 6% in 2008.

Effective January 1, 2002, Plan participants who will be age 50 or older at any time during the Plan year may make additional pre-tax contributions (of up to $5,000) only if they are contributing the maximum amount allowable under the Plan for the Plan year.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
The Company’s matching contributions are equal to 50% of each employee’s contributions up to 6% of his or her eligible compensation (i.e., up to 3% in Company matching contributions). The Company’s matching contributions are made in cash and are invested as directed by each Plan participant.

The Company may make profit sharing contributions for profit sharing eligible employees. The amount of the Company’s profit sharing contributions (if any) to a participant’s account is a percentage of the participant’s eligible compensation, and such contributions are contingent upon the Company’s attainment of specific financial objectives for a Plan year. Profit sharing contributions, if any (there were none in 2008), are invested in accordance with each Plan participant’s instructions.

The Company may make discretionary contributions (“Discretionary Employer Contributions”) to the Plan for a Plan year in any amount it deems desirable (including no contributions at all) to a nondiscriminatory group of participants, to be allocated in a nondiscriminatory manner. Discretionary Employer Contributions, if any (there were none in 2008), are invested in accordance with each Plan participant’s instructions, regardless of the form in which the contributions are made.

A Plan participant is permitted to redesignate all or a portion of his or her account balance in any fund available under the Plan to another fund available under the Plan in multiples of 1% at any time, provided that investments in the Revlon Common Stock Fund (which holds investments in shares of Revlon, Inc. Class A common stock) may not be purchased, sold or redesignated during certain restricted periods in accordance with Revlon, Inc.’s Confidentiality of Information and Securities Trading Policy, as in effect from time to time (the “Securities Trading Policy”). Such restricted periods are equally applicable to all Plan participants, including all of the Company’s senior executives.

Employee contributions are timely deposited in a trust fund and invested in the investment funds referred to in Note 3, “Investments”, in accordance with each Plan participant’s direction.

(d)	Eligibility

Company employees in eligible groups can participate in the Plan immediately upon hire or attainment of age 18, whichever is later. Eligible employees classified as part-time, temporary, seasonal or certain other employees may elect to participate in the Plan immediately upon completing at least 1,000 hours of service in a consecutive twelve-month period and attainment of age 21.

The following categories of employees are not eligible to participate in the Plan: (i) union employees, unless their respective union’s collective bargaining agreement with Products Corporation (and any of its participating subsidiaries) specifically provides for participation in the Plan; (ii) employees with the job title “direct pay beauty advisor;” (iii) employees with the job title “field merchandiser” (unless the employee was otherwise a participant in the Plan as of January 1, 1994); (iv) employees with the job title “On-Call Distribution” or “On-Call Warehouse”; (v) employees who are interns; (vi) independent contractors; (vii) leased employees; and (viii) non-resident aliens.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
To be eligible for a profit sharing contribution, an employee must be an eligible employee at the beginning of the applicable Plan year for which such profit sharing contributions will be made and must (1) not participate in any other sales or management incentive program offered by the Company; (2) complete at least 1,000 hours of service during such Plan year; and (3) be actively employed by the Company on the last day of such Plan year.

(e)	Loans to Plan Participants

A Plan participant may borrow up to 50% of their vested account balance. The minimum amount for a loan is $1,000 and the maximum amount for a loan is $50,000. Regardless of the amount borrowed, the amount of the Plan participant’s loan request will be reduced by his or her highest outstanding loan balance under the Plan in the preceding 12 months. Loan proceeds are taken pro-rata from a participant’s investment funds. Moreover, loans are made from before-tax savings, vested Company matching contributions and after-tax savings on a pro-rata basis. Any outstanding loans under the Plan reduce the amount available to a Plan participant for a new loan, as well as the amount that can be paid to the Plan participant when his or her employment terminates.

Normally, unless the first loan is currently in default, a Plan participant may have up to two loans outstanding at any time (provided that one of the loans is for the purchase of a principal residence). A Plan participant may not obtain more than one loan in any 12-month period. The interest rate for loans is determined by the Investment Committee. For the 2008 and 2007 Plan years, the interest rate for loans remained at a rate equal to the prime rate plus one percent as of the first business day of the month in which the loan was made. The repayment period for these loans may be up to five years or as long as fifteen years if the loan was used to purchase a principal residence. Loans under the Plan, including interest, are repaid through payroll deductions except in the case where a participant goes on unpaid leave, in which case the participant remits repayment directly to Fidelity, and are credited to the individual participant’s Plan account according to his or her current investment elections. Administrative fees associated with a loan to a Plan participant under the Plan are charged directly to the Plan participant’s account.

If a participant loan is in default, the participant is treated as having received a taxable deemed distribution for the amount in default. Participant payments on loans subsequent to the dates in which the loans were deemed distributed are treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant’s account. These payments are not treated as employee contributions for any other purpose under the Plan. For 2008, deemed distributions were $7,591.

(f)	Vesting

Plan participants are fully vested at all times with respect to their own contributions to the Plan and the earnings on such contributions. Plan participants are fully vested in the Company’s matching contributions, any Discretionary Employer Contributions and any profit sharing contributions after one year of service.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Regardless of years of service, participants also become fully vested upon the earliest to occur of (a) reaching age 65, (b) termination of employment on account of disability (as defined in the Plan), (c) death while employed by the Company, or (d) termination of the Plan.

	(g)	Forfeitures

Nonvested Company contributions that are forfeited after a Plan participant’s employment terminates are used to reduce future Company contributions under the Plan and to pay permissible expenses of Plan administration and as otherwise permitted under the Plan’s provisions. Forfeitures were $18,859 and $14,612 in 2008 and 2007, respectively. The Plan used $21,038 in forfeitures to reduce 2008 Company contributions under the Plan.

	(h)	Distribution of Benefits

Upon termination of employment, a Plan participant is entitled to receive his or her employee contributions and vested Company contributions, subject to the vesting requirements of the Plan. The Plan permits the participant or the participant’s designated beneficiary to elect to have a distribution paid to the designated beneficiary after the participant’s death over a period of two to five years.

NOTE 2	Summary of Significant Accounting Policies

	(a)	Basis of Presentation

The Plan’s accompanying financial statements have been prepared in compliance with the United States Department of Labor’s (the “DOL”) Rules and Regulations for Reporting and Disclosure under ERISA and the accrual basis of accounting under U.S. generally accepted accounting principles (“U.S. GAAP”) and present the net assets available for Plan benefits and changes in the Plan’s net assets. All tabular amounts are presented in thousands.

	(b)	Recently Adopted Accounting Pronouncement

Effective January 1, 2008 the Company adopted the provisions of FASB Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”), with respect to the Plan’s investments. This statement clarifies the definition of fair value of assets and liabilities, establishes a framework for measuring fair value of assets and liabilities and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company’s adoption of SFAS No. 157 with respect to the Plan’s investments did not have a material impact on the Plan. (See Note 3, “Investments”, for more detailed information regarding SFAS No. 157.)

	(c)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA and U.S. GAAP requires the Plan’s management to make certain estimates and assumptions that affect

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
the reported amounts of the Plan’s assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Plan’s financial statements and the reported amounts of additions (reductions) and deductions to the Plan’s net assets during the reporting period. Actual results could differ from those estimates.

(d)	Administrative Expenses

The Plan has reserved the right to charge participant accounts the cost of administering the Plan (excluding loan fees), although it did not do so during 2008 as such expenses were paid by Products Corporation. Expenses relating to short-term trading fees, investment fees and loan fees are charged against the Plan participants’ investment balances.

(e)	Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. In accordance with FASB Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plan” (the “FSP”), the Plan must present the fully benefit-responsive investment contracts in the stable value fund at fair value with an adjustment for contract value on the Statement of Net Assets Available for Benefits.

Quoted market prices are used to value investments in equity securities. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end based on quoted prices.

Purchases and sales of securities are recorded on a trade-date basis (generally the date on which the security trade occurs). Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date (generally the date before which a stockholder must hold a security in order to be entitled to receive a dividend). Net appreciation in fair value of investments consists of realized gains and losses and unrealized appreciation or depreciation in investments. Realized gains and losses are calculated as the difference between the proceeds from sales and the related investment’s fair value at the beginning of the Plan year, or acquisition cost if acquired during the Plan year. Unrealized appreciation or depreciation is calculated as the difference between the fair value of investments at the end of the Plan year and their fair value at the beginning of the Plan year, or acquisition cost if acquired during the Plan year. Capital gain distributions from the Plan’s investments are included in dividend income.

(f)	Participant Loans

Participant loans are stated at fair value.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 3	Investments

As of December 31, 2008, the Plan’s investment options consisted of: (1) twenty mutual funds, including nine mutual funds with various investment and income objectives and eleven “Freedom Funds” offered by Fidelity, each with an objective of balancing risk and seeking certain returns based upon the Plan participant’s self-targeted retirement date, (2) the Revlon Common Stock Fund, consisting solely of Revlon Class A common stock (as a result of a 1-for-10 reverse stock split of Revlon, Inc.’s Class A and Class B common stock (the “Reverse Stock Split”) which Revlon, Inc. effected in September 2008, each ten shares of Revlon, Inc.’s Class A and Class B common stock issued and outstanding at the end of September 15, 2008 were automatically combined into one share of Class A and Class B common stock, respectively) and (3) the Fidelity Managed Income Portfolio II — Class 1, which invests in short-term bonds and other fixed income securities and may hold investments in guaranteed investment contracts.

For information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the respective fund’s prospectus.

Included in the Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007 are the following investments, each stated at fair value:

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007

	December 31,
	2008		2007
	(Dollars in thousands)
Equity Securities:
Revlon, Inc. Class A Common Stock Fund	$763		$1,271

Mutual Funds:
Fidelity Growth Company Fund	13,716	*	24,476	*
Spartan US Equity Index Fund — Investor Class	1,820		2,492
Artisan Mid Cap Fund — Investor Class	5,657	*	10,505	*
MSIF, Inc. — Emerging Markets Portfolio — Class A	1,736		4,214
Dodge & Cox Stock Fund	12,944	*	24,664	*
Evergreen Small Cap Value Fund — Institutional Class	770		1,550
American Funds EuroPacific Growth Fund — Class R4	6,046	*	10,674	*
PIMCO Total Return Fund — Institutional Class	3,878		2,719
PIMCO High Yield Fund — Institutional Class	1,015		1,704
Fidelity Freedom Income Fund	58		33
Fidelity Freedom 2005 Fund	463		670
Fidelity Freedom 2010 Fund	1,222		2,057
Fidelity Freedom 2015 Fund	5,765	*	7,774	*
Fidelity Freedom 2020 Fund	3,521		4,745
Fidelity Freedom 2025 Fund	2,002		2,580
Fidelity Freedom 2030 Fund	1,911		2,734
Fidelity Freedom 2035 Fund	1,081		1,510
Fidelity Freedom 2040 Fund	782		1,091
Fidelity Freedom 2045 Fund	113		25
Fidelity Freedom 2050 Fund	83		82

Total Mutual Funds	64,583		106,299

Stable Value Fund:
Fidelity Managed Income Portfolio II — Class 1	25,723	*	25,645	*

Money Market Fund:
Fidelity Retirement Money Market Fund	1		—

Loans to participants	2,482		2,601

Total Investments	$93,552		$135,816

*	These investments represent 5% or more of the Plan’s net assets available for benefits.
The fair value framework under SFAS No. 157 requires categorization of assets and liabilities into three levels based upon the assumptions used to price the assets or liabilities. The three levels for categorizing assets and liabilities under SFAS No. 157’s fair value measurement requirements are as follows:
•	Level 1: Fair valuing the asset or liability using observable inputs such as quoted prices in active markets for identical assets or liabilities;

•	Level 2: Fair valuing the asset or liability using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

•	Level 3: Fair valuing the asset or liability using unobservable inputs that reflect the Company’s own assumptions regarding the applicable asset or liability.
As of December 31, 2008, the fair values of the Plan’s investments are categorized as presented in the table below:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Plan Assets:
Equity securities	$763	$763	$—	$—
Mutual funds	64,583	64,583	—	—
Stable value fund	25,723	—	25,723	—
Money market fund	1	1	—	—
Loans to participants	2,482	—	—	2,482

Total assets at fair value	$93,552	$65,347	$25,723	$2,482

The following information represents the Plan’s investment loss for the year ended December 31, 2008:

(Dollars in thousands)
Net depreciation in fair value of investments:
Equity securities	$(576)
Mutual funds	(43,942)

Net depreciation in fair value of investments	(44,518)

Dividends and interest	4,671
Participant loan interest	206

Total investment loss	$(39,641)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

(Dollars in thousands)	Level 3

Loans to Participants:
Balance, beginning of year	$2,601

Realized gains (losses)	—
Unrealized gains (losses) related to instruments held at December 31, 2008	—
Purchases, sales, issuances and settlements, net	(119)

Balance, end of year	$2,482

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 4	Stable Value Fund

The Plan participants have invested in the Fidelity Managed Income Portfolio II — Class 1 fund (the “Managed Income Portfolio”), which, at December 31, 2008, held investments in synthetic guaranteed investment contracts (“synthetic GICs”), all of which are fully benefit-responsive. A fully benefit-responsive investment contract, as defined by the FSP, guarantees (i) repayment of principal and interest credited to Plan participants (at a crediting interest rate that will not be less than zero) and (ii) Plan participant-initiated transactions permitted under the terms of the Plan will occur at contract value. The Managed Income Portfolio is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs’ issuers are contractually obligated to repay the principal and a specified interest rate to the Plan.
As required by the FSP, the Plan participants’ investment in the Managed Income Portfolio is stated at fair value on the Statements of Net Assets Available for Benefits, as determined by the trustee; with an adjustment to contract value as such investments are fully benefit-responsive investment contracts.
The fair value of the Managed Income Portfolio is equal to the total of the fair value of the underlying assets plus the total wrap contract rebid value, which is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of the Managed Income Portfolio at December 31, 2008 and 2007 was $25,723,320 (which consisted of $25,699,437 fair value of the underlying investments and a $23,883 wrap contract rebid value) and $25,644,783 (which consisted of $25,644,783 fair value of the underlying investments and nil wrap contract rebid value), respectively.
Contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate the permitted transactions under the terms of the Plan. In determining the net assets available for benefits, the synthetic GICs portion of the Managed Income Portfolio are recorded at their contract values, which are equal to contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract value of the Managed Income Portfolio at December 31, 2008 and 2007 was $26,767,182 and $25,839,213, respectively. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.
The average annual yield based on annualized earnings for the underlying investments was 3.40% and 4.69% for the years ended 2008 and 2007, respectively. The crediting interest rates based on the interest rates credited to participants for the underlying investments was 3.48% and 4.64% for the years ended 2008 and 2007, respectively. Crediting interest rates are generally reviewed on a quarterly basis for resetting. There is no relationship between future crediting interest rates and the adjustment to contract value reported in the Statement of Net Assets Available for Benefits.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, may limit the Plan’s ability to transact at contract value with Fidelity. The Plan administrator does not believe the occurrence of such events, which would limit the Plan’s ability to transact at contract value with Plan participants, is probable. The synthetic GICs do not permit the insurance companies, which guarantee such contracts, to terminate the contract prior to the scheduled maturity date.

NOTE 5	Risks and Uncertainties

The Plan’s participants direct investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these investment securities will occur in the near term and that such changes could materially affect Plan participants’ account balances and the amounts reported in the Plan’s Statement of Net Assets Available for Benefits. For more detailed information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the respective fund’s prospectus.

NOTE 6	Plan Termination

Products Corporation has the right to amend or terminate the Plan at any time and has delegated authority to amend the Plan for certain changes required by law and non-material and ministerial amendments to the Administrative Committee. In the event that the Plan is terminated or all contributions under the Plan are completely discontinued, each Plan participant would become fully vested in any unvested portion of the funds allocated to that Plan participant’s account representing Company contributions.

NOTE 7	Federal Income Tax Status

Products Corporation intends the Plan to be a qualified plan as described in sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and, as such, Products Corporation intends the trust established under the Plan to be exempt from federal income taxes under the provisions of section 501(a) of the Code. The Internal Revenue Service has issued a favorable determination letter, dated January 8, 2002, with respect to the Plan. The letter generally addresses the qualification of the Plan, as amended through June 14, 2001, as a qualified plan under Sections 401(a) and 401(k) of the Code. In the opinion of Products Corporation in its capacity as Plan Administrator, the Plan continues to be qualified and exempt from federal income taxes. Therefore, the Plan’s financial statements include no provision for income taxes.

NOTE 8	Related Party Transactions

In 2008 and 2007, the Plan’s investment manager and record-keeper for the Plan’s assets was Fidelity, and the Plan’s trustee was Fidelity Trust. FMR LLC, an affiliate of Fidelity, beneficially owns more than 5% of Revlon, Inc.’s Class A common stock (based solely on a Schedule 13G/A, dated and filed with the SEC on February 17, 2009 and reporting share ownership as of December 31, 2008). Fidelity Trust also acted as trustee for the Plan during 2008 and 2007, for which it was paid approximately $5,000 per year to administer

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007

the Plan. The fees for such services were based on standard rates charged by Fidelity Trust for similar administrative services performed for its clients and were paid entirely by Products Corporation. As set forth above in Note 3, “Investments”, various Fidelity-sponsored investment funds are available as investment options for participants under the Plan.
In December 2006, Revlon, Inc. launched a $100 million rights offering (the “$100 Million Rights Offering”), which it completed in January 2007 and which allowed each stockholder of record of Revlon, Inc.’s Class A and Class B common stock as of the close of business on December 11, 2006, including participants in the Plan, to purchase additional shares of Revlon, Inc.’s Class A common stock. As part of the $100 Million Rights Offering, all stockholders of record as of December 11, 2006 received, on a pro-rata basis and at no charge, transferable subscription rights to purchase additional shares of Revlon, Inc.’s Class A common stock. In respect of the $100 Million Rights Offering, application was made by Revlon, Inc. for a prohibited transaction exemption, which was granted by the DOL effective as of December 18, 2006.
Products Corporation paid Fidelity Trust approximately $125,000 to provide routine administrative services and record-keeping to the Plan in connection with facilitating participation in the $100 Million Rights Offering by the Plan participants. The fees for such services were based on standard rates charged by Fidelity Trust for similar administrative services and were paid entirely by Products Corporation. The Plan did not pay any portion of these fees.
As of December 31, 2008, the Plan held investments of $762,682, or 114,256 shares (as adjusted for the Reverse Stock Split), of Revlon, Inc.’s Class A common stock (based on the NYSE closing price of $6.67 per share on December 31, 2008, as adjusted for the Reverse Stock Split), which at that date was approximately 1% of the Plan’s total assets.

NOTE 9	Reconciliation of Financial Statements to Form 5500

As required by the FSP, the Plan’s fully benefit-responsive investment contracts are valued at fair value with an adjustment for contract value on the Statement of Net Assets Available for Benefits. (See Note 2(e), “Summary of Significant Accounting Policies — Investments Valuation and Income Recognition”.) The following is a reconciliation of the Plan’s net assets reported in the Plan’s financial statements (which includes the investment contract reported at contract value) to the Plan’s net assets reported in the Plan’s Form 5500 for the years ended December 31, 2008 and 2007 (which includes the investment contract reported at fair value):

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007

	December 31,
	2008	2007
	(Dollars in thousands)
Net assets available for benefits per financial statements	$94,914	$136,010

Less: Adjustment from contract value to fair value for fully benefit-responsive investment contract	(1,044)	(194)

Net assets available for benefits per Form 5500 Schedule of Assets (Held at the End of the Year)	$93,870	$135,816

The following is a reconciliation of the Plan’s decrease in net assets available for benefits reported in the Plan’s financial statements for the year ended December 31, 2008 to the Plan’s decrease in net assets available for benefits reported in the Plan’s Form 5500 for such year:

(Dollars in thousands)	December 31, 2008
Decrease in net assets available for benefits per financial statements	$(41,096)

Add: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contract	194

Less: Current year adjustment from contract value to fair value for fully benefit-responsive investment contract	(1,044)

Decrease in net assets available for benefits per Form 5500	$(41,946)

NOTE 10	Subsequent Event

On May 28, 2009, the Company amended the Plan, effective December 31, 2009, to create a new discretionary profit sharing component that will enable the Company, should it elect to do so, to make discretionary profit sharing contributions. The Company will determine in the fourth quarter of each year whether and, if so, to what extent profit sharing contributions would be made for the following year.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

	(b)	(c)
	Identity of issuer, borrower,	Description of investment including maturity date, rate	(d)	(e)
(a)	lessor or similar party	of interest, collateral, par, or maturity value	Cost	Market Value
*	Fidelity Management Trust Company	Fidelity Growth Company Fund, 280,138 shares (mutual fund)	**	$3,715,552
*		Fidelity Managed Income Portfolio II — Class 1, 26,767,182 shares (stable value fund)	**	25,723,320
*		Fidelity Freedom Income Fund, 6,026 shares (mutual fund)	**	57,611
*		Fidelity Freedom 2005 Fund, 55,167 shares (mutual fund)	**	462,853
*		Fidelity Freedom 2010 Fund, 117,996 shares (mutual fund)	**	1,222,441
*		Fidelity Freedom 2015 Fund, 673,526 shares (mutual fund)	**	5,765,383
*		Fidelity Freedom 2020 Fund, 350,383 shares (mutual fund)	**	3,521,351
*		Fidelity Freedom 2025 Fund, 243,236 shares (mutual fund)	**	2,001,831
*		Fidelity Freedom 2030 Fund, 195,763 shares (mutual fund)	**	1,910,643
*		Fidelity Freedom 2035 Fund, 134,591 shares (mutual fund)	**	1,080,767
*		Fidelity Freedom 2040 Fund, 139,813 shares (mutual fund)	**	781,556
*		Fidelity Freedom 2045 Fund, 17,240 shares (mutual fund)	**	113,441
*		Fidelity Freedom 2050 Fund, 12,885 shares (mutual fund)	**	83,239
*		Fidelity Retirement Money Market Fund (money market fund)	**	1,571
*		Spartan US Equity Index Fund — Investor Class, 57,068 shares (mutual fund)	**	1,820,485

				58,262,044

	Artisan Funds, Inc.	Artisan Mid Cap Fund — Investor Class, 332,590 shares (mutual fund)	**	5,657,355

	Morgan Stanley Institutional Funds, Inc.	MSIF, Inc. Emerging Markets Portfolio — Class A, 125,874 shares (mutual fund)	**	1,735,797

	Dodge & Cox Funds	Dodge & Cox Stock Fund, 174,054 shares (mutual fund)	**	12,944,364

	Evergreen Investment Services, Inc.	Evergreen Small Cap Value Fund — Institutional Class, 97,692 shares (mutual fund)	**	769,811

	PIMCO Funds: Pacific Investment Management Series	PIMCO Total Return Fund — Institutional Class, 382,412 shares (mutual fund)	**	3,877,656

		PIMCO High Yield Fund — Institutional Class, 151,724 shares (mutual fund)	**	1,015,036

	American Funds Distributors	EuroPacific Growth Fund — Class R4, 219,362 shares (mutual fund)	**	6,045,614

*	Revlon, Inc.	Revlon Common Stock Fund, 114,256 shares (equity security)	**	762,682

	Loans to participants	Loans to participants at interest rates, ranging from 4.00% to 9.25%, with maturities through 2023	**	2,481,908

	Total Investments			$93,552,267

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.
Note: See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

By	/s/ Helene S. Pliner
Helene S. Pliner
Member of the Plan’s Administrative Committee
Dated: June 23, 2009
List of Exhibits on Form 11-K

Exhibits	Description

23.1	Consent of Independent Registered Public Accounting Firm